UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

MANHATTAN MINERALS CORP.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

56310P

(CUSIP Number)

October 22, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		]	Rule 13d-1(b)

[	x	]	Rule 13d-1(c)

[		]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	56310P

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Dundee Precious Metals Inc. ("Dundee Precious")

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization- Canada

Number of	5.	Sole Voting Power - 4,314,000[1]

Shares
Beneficially	6.	Shared Voting Power - Nil

Owned by
Each	7.	Sole Dispositive Power - 4,314,000[1]

Reporting
Person With	8.	Shared Dispositive Power - Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person- 4,314,000[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not applicable

11.	Percent of Class Represented by Amount in Row (9)- 8.41%

12.	Type of Reporting Person (See Instructions)- CO

Item 1. (a)  Name of Issuer- Manhattan Minerals Corp.

Item 1. (b)  Address of Issuer's Principal Executive Offices- 350-885 Dunsmuir Street, Vancouver, British Columbia V6C 1N5

Item 2. (a)  Name of Person Filing - Dundee Precious

Item 2. (b)  Address of Principal Business Office or, if none, Residence- 40 King Street, Scotia Plaza, 55th Floor, Toronto, Ontario M5H 4A9

Item 2. (c)  Citizenship- Canada

Item 2. (d)  Title of Class of Securities- Common Shares

Item 2. (e)  CUSIP Number - 265269

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a)	Amount beneficially owned: 4,314,000[1]
(b)	Percent of class: 8.41%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 4,314,000[1]
	(ii)	Shared power to vote or to direct the vote Nil
	(iii)	Sole power to dispose or to direct the disposition of 4,314,000[1]
	(iv)	Shared power to dispose or to direct the disposition of Nil

Item 5.  Ownership of Five Percent or Less of a Class- N/A

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.- N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company- N/A

Item 8.  Identification and Classification of Members of the Group- N/A

Item 9.  Notice of Dissolution of Group- N/A

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2003

Date
DUNDEE PRECIOUS METALS INC. BY:

"Lori E. Beak"

Signature

Lori E. Beak/Secretary

Name/Title

1 Includes 2,314,000 warrants to purchase common shares on a one-for-one basis of which 1,764,000 are exercisable at $0.51 and expire on October 22, 2005 and 550,000 warrants are exercisable at $1.50 and expire September 18, 2003. Also included is a $900,000 promissory note convertible into 900,000 common shares of Manhattan Minerals at a conversion price equal to the greater of CDN $0.40 and the market price of the common shares at the time of conversion less a maximum allowable discount and expires October 22, 2005.